1279044

NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

03043637

December 22, 2003

Mr. Richard Querry
Vice President
DH Frederick Securities, Inc.
5000 Birch Street
Suite 3000, West Tower
Newport Beach, CA 92660

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	December 22, 2003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Querry:

We have received your letter dated December 4, 2003, in which you request, on behalf of DH Frederick Securities, Inc. (the "Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 6, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 6, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 6, 2003, the effective date of the Firm's registration with the Commission.

1258041

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Mr. Marc S. Voltz, NASD

To
Mark
Attorney
202-942-9553

DH FREDERICK SECURITIES, INC.
5000 Birch Street, Suite 3000, West Tower
Newport Beach, CA 92660
(949) 476-3720 – Fax (949) 476-3683
Member: NASD/SiPC

December 4, 2003

Mr. Thomas McGowan
Assistant Director
Securities Exchange Commission
450 5th Street NW
Washington, DC 20549-1001

Dear Mr. McGowan:

This letter is to request an exemption from a first year's independent audit. DH Frederick Securities, Inc, a newly formed California corporation (CRD No. 128095), received its approval as an NASD broker dealer on October 6, 2003.

The firm has conducted no business since its approval. The only activity has been the payment of the various fees to establish the corporate entity (corporate status was granted on June 26, 2003) and various other NASD exam and state registration fees to conduct business in those states.

If granted, our first audit would include 14¾ months from the time the firm was an approved registered broker dealer.

Best regards,
DH FREDERICK SECURITIES, INC.

Richard Querry
Vice President and FINOP